Exhibit 99.9

Bitzero Holdings Inc. Announces Refiling of its Annual and Interim
Financial Statements and MD&A

VANCOUVER, BC – September 9, 2026 – Bitzero Holdings Inc. (Nasdaq: AIBZ) (CSE: AIBZ.U) (FSE: 000) (“Bitzero” or the “Company”), a provider of sustainable high-performance compute (“HPC”) and AI data center infrastructure, today announced that it has amended and refiled its annual and interim financial statements and related management’s discussion and analysis, as described below.

Refiling of Annual and Interim Financial Statements

The Company has amended and refiled:

•	its audited consolidated financial statements and related management’s discussion and analysis (“MD&A”) for the year ended September 30, 2025 (the “Annual Filings”); and
•	its unaudited interim condensed consolidated financial statements and related MD&A for the three and nine months ended June 30, 2026 (the “Interim Filings” and, together with the Annual Filings, the “Affected Filings”).

The refilings follow a review by the British Columbia Securities Commission (the “BCSC”) of the Company’s continuous disclosure record and relate to the classification and presentation of the warrants issued in connection with the Company’s senior secured loan. The reclassification is non-cash in nature and does not affect the Company’s total assets, total liabilities, shareholders’ equity, net loss, total comprehensive loss or cash and cash equivalents. The amended and restated Affected Filings have been filed on SEDAR+ at www.sedarplus.ca.

Nature of the Reclassification

With the assistance of an independent valuation specialist, management re-performed the IFRS classification analysis for the warrants issued in connection with the senior secured loan (the “JGB First Warrants”). Because the JGB First Warrants contain provisions that may result in a variable number of common shares being issued, they do not satisfy the “fixed-for-fixed” condition under IAS 32 and are classified as derivative financial liabilities measured at fair value through profit or loss, rather than being presented within senior secured loans. The Affected Filings have been amended and refiled to reflect, among other items:

•	in the audited financial statements for the year ended September 30, 2025, the separate presentation of the JGB First Warrants as a current derivative financial liability measured at fair value through profit or loss, with the related host debt presented at amortized cost, resulting in the reclassification of $7,716,025 from non-current liabilities to current liabilities, with no change to total liabilities; and
•	in the interim financial statements for the three and nine months ended June 30, 2026, the revision of the comparative statement of financial position as at September 30, 2025 to conform to that presentation, together with the reorganization and disaggregation of certain note disclosures.

As the fair value of the JGB First Warrants at September 30, 2025 remained materially consistent with their fair value at initial recognition, no remeasurement gain or loss was recognized, and the reclassification did not affect the Company’s total assets, total liabilities, shareholders’ equity, net loss or cash flows for the periods presented.

Previously Filed Documents Superseded

The amended and restated Affected Filings replace and supersede the corresponding financial statements and MD&A previously filed by the Company. Readers should rely only on the amended and restated Affected Filings now available on SEDAR+.

Summary of Principal Effects

The reclassification is non-cash and did not change the Company’s total assets, total liabilities, shareholders’ equity, net loss or cash and cash equivalents. Its principal effect was to reclassify the JGB First Warrant derivative liability between non-current and current liabilities as at September 30, 2025, as summarized below.

As at, and for the year ended, September 30, 2025 (US$)

	As previously filed	As revised
Current liabilities	13,566,493	21,282,518
Non-current liabilities	16,323,514	8,607,489
Total liabilities	29,890,007	29,890,007
Total assets	42,740,718	42,740,718
Total shareholders’ equity	12,850,711	12,850,711
Net loss	(16,548,342)	(16,548,342)
Working capital (deficiency)	(6,350,676)	(14,066,701)

The above figures are derived from the restatement reconciliations set out in the notes to the amended and restated financial statements. Complete information is contained in the amended and restated Affected Filings available on SEDAR+.

About Bitzero Holdings Inc.

Bitzero Holdings Inc. is a provider of IT energy infrastructure and high-efficiency power for data centers. The Company focuses on data center development, high-performance compute, and strategic data center hosting partnerships. Bitzero Holdings Inc. has four data center locations in the North American and Nordic regions, with its Nordic assets powered by clean, low-carbon energy sources. Visit www.bitzero.com for more information.

Bitzero Contact

Mohammed Bakhashwain
+44 777 303 0394
investors@bitzero.com

Bitzero Investor Relations Contact

Victoria Rutherford
480-625-5772
Victoria@adcap.ca

Neither the Canadian Securities Exchange nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will, may or could occur in the future are forward-looking information. Forward-looking information in this news release includes, among other things, statements regarding the anticipated effects of the reclassification, the completion of the refiling of the Affected Filings and the Company’s removal from the Commission’s list of issuers in default, and the resolution of the matters raised in the BCSC’s review. Forward-looking information is based on management’s current expectations and assumptions and is subject to known and unknown risks and uncertainties that could cause actual results to differ materially, including that the BCSC or the Company’s auditor may require further changes, and the additional risk factors described in the Company’s continuous disclosure filings available on SEDAR+ at www.sedarplus.ca and in the Company’s filings with the Commission available on EDGAR at www.sec.gov. Readers are cautioned not to place undue reliance on forward-looking information. The forward-looking information contained in this news release is made as of the date of this news release. The Company undertakes no obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.